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The following article was posted on the BusinessWeek website on February 11, 2008. As of that date, it was accessible for free on the internet by visiting: http://www.businessweek.com/investor/content/feb2008/pi2008029_018751.htm

Smarter Ways to Make Currency Plays

You don’t have to be George Soros: New ETFs and other instruments allow smaller investors to participate in the movements of the dollar, euro, and yen.

by David Bogoslaw

Currencies? Aren’t they just for the big-money, no-fear types like George Soros—or the institutional players with powerful computer models at their disposal?

Not exactly. While in the past, investments linked to movements in the currencies of the world’s leading economies have been viewed as too risky or too complicated for smaller investors, fund companies are starting to offer exchange-traded funds (ETFs) and other vehicles that make currency plays available to the little guy at affordable prices.

These new products come at an interesting time; investing in foreign currencies is a much trickier proposition than it was just a couple of months ago. The dollar has lately been showing some strength against the euro and other selected currencies, buoyed by successive rate cuts by the Federal Reserve and speculation an economic recovery may be speedier in the U.S. than in Europe.

Indeed, currency vehicles have been introduced and are grabbing greater attention at a time when the U.S. dollar has been trading at record lows against currencies including the euro, and they are likely to continue to attract interest from investors who are more and more concerned with reducing their exposure to U.S. equities and Treasury bonds.

Long-Term Considerations

Rydex Investments now offers eight CurrencyShare ETFs, structured as grantor trusts that hold the underlying currency and gain or lose value based on exchange rates and any overnight interest that accrues. The CurrencyShares Euro Trust (FXE) was rolled out just over two years ago and now has just under $1 billion in assets under management. The CurrencyShares Japanese Yen Trust (FXY), whose shares each represent about 10,000 yen has grown much more rapidly. The yen trust already has more than $1 billion in assets under management and marks its first anniversary later this month.

“We think this is timely. We’ve had a lot of success with [these ETFs],” says David Reilly, director of portfolio strategy at Rydex. “With the dollar being kind of in the spotlight, this has been one of the few vehicles investors can go to, to introduce currency exposure into their portfolios” and is desirable for its low volatility and low portfolio correlation characteristics.

The creators of these products for the most part say they are more motivated by long-term goals of helping investors more effectively structure their portfolios rather than short-term trends in the currencies markets. Even E*Trade Financial (ETFC), which markets to online investors and widely launched its multicurrency global trading platform with access to six markets last July, says it’s positioning itself for what it sees as longer-term portfolio shifts to international markets.

“People tend to think of foreign exchange and currencies as highly volatile, very short-term in nature, and an arena for the very sophisticated sort of trader,” says Reilly. “We saw the opposite. When you look at them over time, they tend to be relatively low return, with low volatility, more like fixed income than equities.”

That, plus the realization that retail investors had no efficient way to get exposure to currencies if they had a particular view on them, convinced Rydex to create the CurrencyShare ETFs.

ETNs vs. ETFs

An alternative way to invest in foreign currencies is through the iPath products offered by Barclays. These exchange-traded notes (ETNs) track the value of specific currencies and are treated as debt, which you can either hold 30 years until maturity or redeem at some earlier point. ETNs may be less attractive as the result of a December ruling by the Internal Revenue Service that said all single-currency instruments such as ETNs should be taxed as debt, and that gains from both interest income and currency appreciation will be taxed at regular income rates of up to 35% instead of being taxed as capital gains, at a maximum 15% rate.

The fact that international markets have outperformed domestic ones for the past few years has made it easier to market these currency products, says Carmine D’Avino, a certified financial planner at Pinnacle Associates in New York. He says he doesn’t feel comfortable with the iPath products and cites the credit risk investors take with an unsecured promissory note, even though Barclays looks as though it will be around for the next 30 years.

Pinnacle Associates manages roughly $5 billion in client assets through ETFs and invests about 30% of its assets in tactical, typically shorter-term holdings that tend to be more opportunistic. Over the past two years, the firm has been in and out of currency positions, exclusively in an ETF environment, says Associate Portfolio Manager Carmine D’Avino.

Throughout 2007, D’Avino saw opportunities in “going long” currency—betting certain ones would rise in value, primarily the euro and the yen.

“We looked to the yen as a play on increasing risk aversion,” he says. “If risk aversion would increase, we thought we’d see an unwinding of the carry trade, and that would increase demand” for the yen as people who had borrowed yen tried to replace what they had borrowed. (Under the carry trade, investors borrow yen at very low interest rates and use the proceeds to invest in higher-yielding vehicles like U.S. Treasuries, pocketing the difference in yields between the two.)

The Dollar’s Rally?

But D’Avino suspects the upward momentum in the euro has reached a limit, especially now that European central banks are weighing rate cuts to shore up their slowing economies. Jean-Claude Trichet, president of the European Central Bank, has so far insisted the inflation risk is too great to consider cutting rates, but most economists think it’s only a matter of time before he acknowledges the region’s economy needs a shot in the arm.

The Fed’s rate cuts thus far in 2008, which totaled 1.25%, are likely to spur economic growth in the U.S. That, plus greater odds of lower interbank rates in Europe this year, may prompt investors to shift to U.S.-denominated investments or the dollar, D’Avino says. “When everyone’s talking about something—like the strength in the euro—a lot of the thought process, a lot of momentum, is already priced in,” he says. “You want to be looking at the other side of that trade.”

Given the U.S.‘s high current account deficit and the unlikelihood that the U.S. will be able to attract the huge capital inflows of recent years until problems in the credit markets have shaken out, it will be hard for the dollar to mount a substantial rally from here, says Robert Kowit, senior portfolio manager in the Global Fixed Income Group at Federated Investors in Pittsburgh.

However, “the mix of currencies against which the dollar will decline might change,” he concedes. The Canadian dollar and the British pound, which were very strong in 2007, could easily weaken this year, Kowit says. Meanwhile, the Chinese yuan could rally, in view of the slackening of massive Chinese reserves being used to buy U.S. debt and pressure being put on the Chinese to let the yuan appreciate vs. the greenback.

Avoiding Vulnerability

If the recent Fed rate cuts have helped the dollar put in a bottom, how can investors avoid getting caught holding foreign currencies that might be vulnerable to the buck’s rise, and beyond that, take advantage of the dollar’s upside prospects?

Reilly at Rydex recommends either shifting into the Rydex Strengthening Dollar 2x Strategy H (RYSBX), which provides 200% exposure to the U.S. Dollar Index through leveraged bets, or shorting the CurrencyShare ETFs. “That would be easier to do in a CurrencyShare ETF because it’s very liquid and the market is huge,” he said.

But selling something you don’t own, which is what short-selling involves, goes against the way most American investors think, says Mark Chandler, chief currency strategist at Brown Brothers Harriman. Most of the currency ETFs have been successful because they were launched during a bull market, but it’s not clear how they will do in a bear market, he says. If the value of the euro and yen begin falling, he wonders whether volume and interest in the corresponding ETFs would dry up.

That’s why Chandler prefers the currency basket concept that Deutsche Bank (DB) offers in the currency funds it markets through PowerShares Capital Management. “Deutsche Bank’s basket allows people to buy [the fund] regardless of your view, without going short anything,” he says.

The Longs and Shorts of It

Rather than picking a direction for any one currency, the PowerShares DB G10 Currency Harvest ETF, launched by Deutsche Bank in September, 2006, trades on the view that historically, currencies with higher interest rates outperform those with lower rates. (The G10 is a group of the 10 major industrialized countries—Belgium, Canada, France, Germany, Italy, Japan, the Netherlands, Sweden, Britain, and the U.S.) Essentially, the ETF incorporates a carry trade by going long the futures of the three currencies with the highest interest rates and going short those with the lowest rates. Those rates are reviewed every quarter, and the longs and shorts are reallocated if necessary. The fund seeks to track the Deutsche Bank G10 Currency Future Harvest Index.

Kevin Rich, chief executive of DB Commodity Services, which manages the currencies ETF, notes that the volatility of the Harvest index is typically about half the volatility of the S&P 500 index. “You would think currencies would be riskier, but the carry trade tends to be less risky historically. We’re not talking about developing markets or emerging markets.”

There are other ways for investors to get access to currencies in emerging markets such as China and Brazil that are expected to do well this year. But the volatility and risk from political or other noneconomic events are much higher in those currencies, says Rich. “That’s why we stick with the G10 currencies.” Rich says he doesn’t think there’s anything special about the Currency Harvest ETF that makes it especially suited for the current time. “Historically, having part of your portfolio allocated to carry [trades] has proven to be a prudent thing,” he says. “In negative and positive equities [markets], carry has been a pretty steady performer.”

What Are the Odds?

Ultimately, the best way to look at currencies may be as one of several asset classes to deploy over the long term, such as stocks and bonds. The people who have fared best over longer periods view currency exposure in the context of asset allocation of their entire portfolio, says Kowit at Federated. Instead of using just the euro as a proxy, they will use something like the Federal Reserve’s trade-weighted index of major trading partners, a basket of major currencies that trade against the dollar and have extremely good liquidity and depth, he says. These currencies include the yen, the British pound, the Canadian and Australian dollars, the euro, the Swiss franc, and the Swedish krona.

“In the short term, your odds are better going to Atlantic City and plunking your money down on 27 red” on the roulette wheel rather than picking a single currency to bet on, Kowit says. “There are some of the smartest, most sophisticated guys in the world who live this market literally 24 hours a day, and they’re able to make money at it, but it’s not colossal amounts of money.”

So it may be best to abandon the jet-set fantasies and instead consider currencies one more useful tool in a well-diversified portfolio. With the choices now available, smaller investors can find a number of ways to make smart currency plays.

Bogoslaw is a reporter for BusinessWeek’s Investing Channel.

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